SECURITIES AND EXCHANGE COMMISSION



                            Washington, D.C. 20549




                                   FORM 6-K


                           REPORT OF FOREIGN ISSUER
                     PURSUANT TO RULE 13a-16 OR 15b-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934


                             For February 13, 2003



                         Andina Bottling Company, Inc.
                (Translation of registrant's name into English)


                           Avenida Andres Bello 2687
                           -------------------------
                              Piso 20, Las Condes
                             --------------------
                                   Santiago
                             --------------------
                                     Chile
                             --------------------
                   (Address of principal executive offices)

                           Form 20-F X  Form 40-F
                                    ---           ---



          Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.



                               Yes     No X
                                   ---    ---

                                MATERIAL EVENT



CORPORATE NAME             :       EMBOTELLADORA ANDINA S.A.

SECURITIES REGISTRY        :       00124

TAXPAYER I.D.              :       91.144.000-8

----------------------------------------------------------------------

The following Material Event is reported by Embotelladora Andina S.A. ("Andina") by virtue of the stipulations in Article 9 and subparagraphs 2 of
Article 10 of Law 18,045, and the provisions in Section II, paragraph 1 B of General Rule No. 30 of the Superintendency of Securities and Insurance:


From the 3rd to the 21st of February 2002, the General Manager, Mr. Renato Ramirez Fernandez, will be absent from the company in order to take his legally allowed vacation. During his absence, the Board of Directors has agreed that the current Manager of the Division of Administration and Finance, Mr. Herman Vasquez Rovira, will act as substitute General Manager during this period.





Santiago, February 03, 2003




Pedro Pellegrini Ripamonti
Corporate Legal Manager
Embotelladora Andina S.A.

                                MATERIAL EVENT



CORPORATE NAME             :       EMBOTELLADORA ANDINA S.A.

SECURITIES REGISTRY        :       00124

TAXPAYER I.D.              :       91.144.000-8

----------------------------------------------------------------------

The following is reported by virtue of the stipulations in Article 9 and subparagraph 2 of Article 10 of Law 18,045, and the provisions in Section II, paragraph 2.2, subparagraph B of General Rule No. 30 of the Superintendency of Securities and Insurance:


On December 27, 2002, the effective term of the Bottling Agreement entered into with The Coca-Cola Company has been extended for a new five-year period as from January 1st, 2003.

This Agreement covers as operating territory, the Metropolitan Region of Santiago; the Province of San Antonio in the Fifth Region and the Province of Cachapoal (including the Borough of San Vicente) in the Sixth Region.







Santiago, December 30, 2002



Pedro Pellegrini Ripamonti
General Counsel
Embotelladora Andina S.A.

                                MATERIAL EVENT





CORPORATE NAME             :    EMBOTELLADORA ANDINA S.A.

SECURITIES REGISTRY        :    00124

TAXPAYER I.D.              :    91.144.000-8


======================================================================


The following is reported by virtue of the stipulations in Article 9 and subparagraph 2 of Article 10 of Law 18,045, and the provisions in Section II.B.3 of General Rule No.30 of the Superintendency of Securities and
Insurance:

                  INTERIM DIVIDEND NO. 134

As authorized by the Regular Shareholders Meeting held April 16th of this year (the "Meeting"), yesterday, December 19, the Board resolved to distribute the following sums as interim dividend No. N(0)134:

  a) $4,80 (four pesos and eighty centavos) per Series A share; and

  b) $5,28 (five pesos and twenty-eight centavos) per Series B share.

This dividend will be paid on account of income from the 2002 fiscal year and will be available to shareholders beginning January 30, 2003. The Shareholders Registry will close on January 24, 2003 for payment of this dividend.

Santiago, December 20, 2002.





Pedro Pellegrini Ripamonti
General Counsel
Embotelladora Andina S.A.

EMBOTELLADORA ANDINA S.A.





                                  SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Santiago, Chile.





                                        EMBOTELLADORA ANDINA S.A.

                                        By: /s/ Osvaldo Garay
                                            -----------------------
                                            Osvaldo Garay
                                            Chief Financial Officer


Dated:  February 13, 2003